UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 11-K
(Mark One)
    X
________ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (fee required)

                 For the Fiscal Year Ended December 31, 1995
                                     or
________ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required)

                 For the Transition Period from        to

                          Commission File No. 33-302059

               BURR-BROWN CORPORATION FUTURE INVESTMENT TRUST
                ______________________________________________
                                (Plan title)

                           BURR-BROWN CORPORATION
                           ______________________
                              (Name of Issuer)

                          6730 S. TUCSON BOULEVARD
                            TUCSON, ARIZONA 85706
                          ________________________
                        (Principal Executive Office)

FINANCIAL STATEMENTS AND EXHIBITS

Attached hereto and incorporated herein and made a part hereof are the following:

a)  Financial Statements

    1. Audited financial statements and schedules of the Burr-Brown Corporation Future Investment Trust for the fiscal year ended December 31, 1995 and 1994.

b)  Exhibits

    1. Consent of Ernst & Young LLP, for incorporation by reference of Form 11K into registrant's previously filed Registration Statement No. 33-302059.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    BURR-BROWN CORPORATION
                                                    FUTURE INVESTMENT TRUST

Date:    June 26, 1996                   G. ROGER MYERS
      __________________            _______________________
                                            G. Roger Myers
                                                    Treasurer
                                                    and Chairman of Plan
                                                    Committee

Financial Statements
and Supplemental Schedules

Burr-Brown Corporation Future Investment Trust

Years ended December 31, 1995 and 1994
with Report of Independent Auditors

	 Burr-Brown Corporation Future Investment Trust

                             Financial Statements
                          and Supplemental Schedules

                    Years ended December 31,  1995 and 1994

                                   Contents

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . 1

Financial Statements
Statements of Net Assets Available for Plan Benefits, with
Fund Information . . . . . . . . . . . . . . . . . . . . . . . ........ . . 2
Statements of Changes in Net Assets Available for Plan Benefits,
with Fund Information. . . . . . . . . . . . . . . . . . . . . ..... . . . 3
Notes to Financial Statements. . . . . . . . . . . . . . . . . .. . . . 4

Supplemental Schedules
Schedule of Assets Held for Investment Purposes. . .. . . . 11
Schedule of Reportable Transactions. . . . . . . . . . . . . . . . 12

Report of Independent Auditors
Trustees and Participants
Burr-Brown Corporation Future Investment Trust

We have audited the accompanying statements of net assets available for plan benefits of the Burr-Brown Corporation Future Investment Trust as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits, with fund information and the statement of changes in net assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 21, 1996
Ernst & Young LLP
- -1-

Burr-Brown Corporation Future Investment Trust
Statements of Net Assets Available for Plan Benefits, with Fund
Information

December 31, 1995
Fund Information
                           Participant                     Partici-
                           Directed       Stock            pant
                           Funds          Bonus Fund       Loan Fund      Total
                          ___________  __________  _________  ___________

Assets
Investments at fair value
(Notes 2 and 3):
  Mutual funds           $19,068,024  $        -  $       -          $19,068,024
  Burr-Brown Corporation
    common stock                 6,909,115   6,989,410          -    13,898,525
  Unallocated insurance
    contracts                    -           -          -      -
  Participant notes
    receivable                           -           -    703,961      703,961
  Common trust funds                4,093,935      8,245     21,151    4,123,331
                               ___________  __________  _________  ___________
Total investments              30,071,074   6,997,655    725,112  37,793,841
Receivables:
  Receivable from Burr-Brown
    Corporation                    -           -          -      -
                               ___________  __________  _________  ___________
Net assets available for
  Plan Benefits               $30,071,074  $6,997,655  $ 725,112  $37,793,841

 	 December 30, 1994
  	Fund Information
                               Participant                         Partici-
                                Directed      Stock             pant
                                  Funds     Bonus Fund      Loan Fund      Total
                               ___________  __________  _________  ___________

Assets
Investments at fair value
(Notes 2 and 3):
  Mutual funds                 $11,566,493  $        -  $       -  $11,566,493
  Burr-Brown Corporation
    common stock                 1,996,028   4,774,208          -    6,770,236
  Unallocated insurance
    contracts                    2,330,102           -          -    2,330,102
  Participant notes
    receivable                           -           -    477,889      477,889
  Common trust funds                22,234       8,039     47,845       78,118
                               ___________  __________  _________  ___________
Total investments               15,914,857   4,782,247    525,734   21,222,838

Receivables:
  Receivable from Burr-Brown
    Corporation                    507,378           -          -      507,378
  Interest receivable                    -           -          -            -
                               ___________  __________  _________  ___________
Total receivables                  507,378           -          -      507,378
                               ___________  __________  _________  ___________
Net assets available for
  Plan Benefits                $16,422,235  $4,782,247  $ 525,734  $21,730,216

See accompanying notes.

- -2-

Burr-Brown Corporation Future Investment Trust
        Statements of Changes in Net Assets Available for Plan Benefits,
                            with Fund Information

                                         Year Ended December 31, 1995
                                               Fund Information

                         Participant                     Partici-
                          Directed     Stock          pant
                           Funds     Bonus Fund   Loan Fund     Total
Additions:
  Contributions:
    Employee                  $ 2,595,116  $        -  $        -  $ 2,595,116
    Employer                      640,639           -           -      640,639
  Investment income          1,191,806        -      46,999      1,238,805

                                     4,427,561        -      46,999    4,474,560
Deductions:
  Benefits paid to
   terminated participants   1,368,271     692,749     442,530    2,503,550
   Administrative expenses         53,994           -           -       53,994
                              ___________  __________  __________
                                  1,422,265     692,749     442,530    2,557,544
Realized gains (losses) on
  investments (Note 3)             832,524    3,993,016          -     4,825,540
Net unrealized appreciation
  (depreciation) in fair value
  of investments (Note 3)        3,372,344   5,948,992           -    9,321,069
                              ___________  __________  __________

Net additions (deductions) 7,210,164   9,248,992    (395,531)  16,063,625

Interfund transfers         6,438,675          (7,033,584)  594,909            -
Net assets available for
  Plan benefits at beginning  16,422,235  4,782,247  525,734  21,730,216 of year
Net assets available for  30,071,074   6,997,655     725,112   37,793,841
  Plan benefits at end
  of year

Year Ended December 30, 1994
Fund Information
                                Participant               Partici-
                                Directed     Stock        pant
                                 Funds     Bonus Fund   Loan Fund     Total
                              ___________  __________  __________  ___________
Additions:
  Contributions:
    Employee                  $ 2,435,507  $        -  $        -  $ 2,435,507
    Employer                      507,378           -           -      507,378
  Investment income               705,616         226      27,973      733,815
                              ___________  __________  __________  ___________
                                3,648,501         226      27,973    3,676,700
Deductions:
  Benefits paid to
    terminated participants       714,481     171,985     378,740    1,265,206
   Administrative expenses         67,527           -           -       67,527
                              ___________  __________  __________  ___________
                                  782,008     171,985     378,740    1,332,733
Realized gains (losses) on
  investments (Note 3)             14,910     (41,015)          -      (26,105)
Net unrealized appreciation
  (depreciation) in fair value
  of investments (Note 3)         645,995   2,559,724           -    3,205,719
                              ___________  __________  __________

Net additions (deductions)      3,527,398   2,346,950    (350,767)   5,523,581

Interfund transfers              (581,513)          -     581,513            -
Net assets available for
  Plan benefits at beginning
  of year                      13,476,350   2,435,297     294,988   16,206,635
                              ___________  __________  __________
Net assets available for
  Plan benefits at end
  of year                     $16,422,235  $4,782,247  $  525,734  $21,730,216

See accompanying notes.

- -3-

                Burr-Brown Corporation Future Investment Trust
                         Notes to Financial Statements
                               December 31, 1995

1. Summary of Significant Accounting Policies

Accounting Method
The financial statements of the Burr-Brown Corporation (BBC)
Future Investment Trust (the Plan) are prepared on the accrual basis.

Valuation of Investments
Investments are stated at aggregate fair value. Mutual funds, common trust funds, and shares of BBC common stock are valued based on quoted sales price on the last business day of the Plan year. Investments in unallocated insurance contracts are stated at amounts equal to contributions made, plus accrued interest, less benefits paid, which approximates market value. Participant notes receivables are valued at cost, which approximates market value. The cost of BBC stock sold or distributed, common trust funds sold, and mutual funds sold is determined using the first-in first-out method.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of The Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description of the Burr-Brown Corporation Future Investment Trust and/or the Plan document for a more complete description of the plan's provisions.

General
The Plan is a defined contribution plan which covers substantially all employees immediately upon employment and provides for retirement, death, and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each participant is entitled to make a pre-tax salary reduction contribution from 1% to 15% of their eligible salary (1% to 10% of eligible salary for highly compensated participants as defined in the Plan document), subject to limits under the tax law.
Twenty-five percent of each participant's salary reduction contribution is matched by BBC.

Participant Accounts
Eight accounts are maintained for each participant: an Employee Deferral Contributions Account which contains each participant's personal contributions through salary reduction;
a Company Matching Contributions Account which contains BBC's matching contributions; a 1986 Profit Sharing Account and a Company
Profit Sharing Contributions Account which contain the participant's share of BBC's discretionary contributions; a Stock Bonus Rollover
Account which contains each participant's share of funds transferred from their Stock Bonus Account; a Rollover Account for each participant who makes a rollover contribution (collectively the six accounts are invested in accordance with participant's instructions and presented as participant directed funds); a Loan Account; and a Stock
 Bonus Account which contains the participant's share of BBC stock transferred from a predecessor defined contribution plan to the Plan.
At the end of each quarter, the separate accounts are adjusted to reflect each participant's share of the income and gain or loss experienced by the applicable fund. The employer's matching contribution is credited monthly to the participant's Company Matching Contributions Account.
The Board of BBC may, in its sole discretion, make a profit sharing contribution which will be credited annually on the base of compensation to the participant's Company Profit Sharing Contributions Account, if any, for participants who are active employees as of year end. The Plan was amended on July 1, 1995, to allow participants to transfer all or part of their Stock Bonus Account into a Stock Bonus Rollover Account, which could then be invested at the participant's direction as with other participant directed funds. The opportunity for participants to initiate these transfers expired on April 15, 1996.

Vesting
Each participant is 100% vested in their Employee Deferral Contributions Account, 1986 Profit Sharing Account, Stock Bonus Rollover Account,
 Stock Bonus Account and Rollover Account. Each participant is 25% vested after one year of vesting service in his/her Company Profit Sharing
 Contributions Account and Company Matching Contributions Account with such vesting increasing by 25% for each year of vesting service thereafter, until the participant is fully vested after four years. All participants become fully vested in their accounts upon Plan termination, death, disability (as defined in the Plan document) and normal retirement age ( age 65).
Any forfeitures incurred by Plan participants are used to reduce future Company contributions.

Payment of Benefits
On termination of service, a participant will receive a lump-sum amount equal to the vested value of the Participant's account. The Plan has an obligation to participants who terminated employment with BBC and are yet to receive all of their benefits of $2,485,159 at December 31, 1995, which will be paid in 1996.

Participant Notes Receivable
Participants may borrow from their Employee Deferral Contributions and Rollover Accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested funds. The loans are collateralized by 50% of the balance credited to the participant's accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Loan terms range from 1 to 15 years and are paid ratably through payroll deductions or, if payroll deductions are not possible, through quarterly installments.

Investment Options
The Employee Deferral Contributions Account, Company Matching
Contributions Account, Stock Bonus Rollover Account, Company Profit
 Sharing Contributions Account, 1986 Profit Sharing Account and Rollover Account are invested in the investment options listed in the table below at the direction of the participant. The BBC Stock Fund represents funds invested in shares of BBC common stock.
The Fixed Income Fund represents funds invested in guaranteed
Investment contracts. The Aggressive, Balanced, Conservative, and
Maximum Growth investment options consist of various mutual funds offered by the Frank Russell Investment Company (Frank Russell) which invest in domestic and international stocks, debt instruments, investment contracts, and government securities. The mix of mutual funds in each of these Frank Russell investment options is based on guidelines established by the Plan Committee.

- -4-

The following table summarizes the activities of the participant directed funds for the years ended December 31:

1995
                                        Investment
                            Adminis-    Income
                            trative         and Net
                 Employee & Expenses     Realized &
   Balance at    Employer     and             Unrealized              Balance
   Beginning    Contribu-     Benefits      Gains and                at End
   of Year       tions             Paid           (Losses)    Transfers  of Year
                 ___________  ___________  __________  __________    _________
BBC Stock
Fund   $ 2,031,935  $238,610  $ (283,225) $2,742,786  $2,179,009$ 6,909,115
Fixed Income
Fund        6,216,728     837,781    (446,740)    466,130   1,513,928  8,587,827
Aggressive
Fund      3,338,463      892,178     (380,837)    913,367   1,218,723  5,981,894
Balanced
Fund         2,371,831   518,011    (92,241)   554,476   641,761    3,993,838
Conservative
 Fund       654,208     132,883     (115,506)     125,382  255,735   1,052,702
Maximum
Growth Fund 1,809,070 616,292  (103,716)    549,533    629,519  3,545,698
                    ___________   __________  __________  __________  _________
$16,422,235  $3,235,755  $1,422,265)  $5,396,674  $6,438,675  $30,071,074


1994
                                                                     Investment
                                                              Adminis-    Income
                                                        trative         and Net
                                         Employee & Expenses     Realized &
      Balance at    Employer     and             Unrealized              Balance
       Beginning    Contribu-     Benefits      Gains and                at End
   of Year       tions             Paid           (Losses)    Transfers  of Year
                 ___________  ___________  __________  __________    _________
BBC Stock
Fund    $ 1,098,891  $   180,946  $ (172,802) $1,028,821  $(103,921)$ 2,031,935
Fixed
Income Fund5,779,078      732,068    (275,341)    340,536   (359,613)  6,216,728
Aggressive
Fund       2,589,147      775,105     (78,257)         52     52,416   3,338,463
Balanced
Fund      1,982,439      583,026    (148,802)    (11,760)   (33,072)  2,371,831
Conservative
Fund       744,087      145,882     (60,596)     (1,830)  (173,335)    654,208
Maximum
Growth Fund1,282,708      525,858     (46,210)     10,702     36,012   1,809,070
                    ___________   __________  __________  __________  _________
        $13,476,350   $2,942,885  $ (782,008) $1,366,521  $(581,513) $16,422,235

- -5-

3. Investments
The following table represents the fair values of investments as determined by quoted market value at December 31, 1995 and 1994, and the net realized and unrealized appreciation or depreciation in each year then ended:
1995
:
                                 Net Realized &                    Fair Value at
                       Unrealized Appreciation                     End of Year
                       During the Year
Mutual Funds	$ 1,462,973	$19,068,024
Burr-Brown Common Stock	 12,683,636	13,898,525
Unallocated Insurance Contracts	 -  	-
Participant notes receivable	-	703,961
Common Trust Funds	-	4,123,331
====================================================
	$14,146,609	$37,793,841


1994
                        Net Realized and
                       Unrealized Appreciation
                       (Depreciation) During
                       the Year	                      Fair Value at End of Year
Mutual Funds           $  (367,430)                             $11,566,493
Burr-Brown Common Stock    	3,547,044	6,770,236
Unallocated Insurance Contracts  -	2,330,102
Participant notes receivable	-   	477,889
Common Trust Funds	-	78,118
=====================================================
	$3,179,614	$21,222,838
Net realized and unrealized appreciation (depreciation) for the years ended December 31 were comprised of the following:
	1995

                                            Mutual          Burr-Brown
                                            Funds         	Common Stock
Realized gains (losses):
Market value of sales
and distributions            $2,828,450                   $ 6,205,212
Cost of sales and
distributions	2,819,545	1,388,577
	8,905	4,816,635
Unrealized gains (losses):
Beginning of year	(554,033)	1,770,876
End of year	900,035	9,637,877
	1,454,068	7,867,001
	$1,462,973	$12,683,636


	1994


                                               Mutual                 Burr-Brown
                                               Funds	Common Stock
Realized gains (losses):       $2,633,076	$     238,244
Market value of sales
and distributions	    2,649,561	247,864
Cost of sales and
distributions	(16,485)	(9,620)

Unrealized gains (losses):	(203,088)	(1,785,788)
Beginning of year	(554,033)	1,770,876
End of year	(350,945)	3,556,664
	$  (367,430)	$ 3,547,044

- -6-

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:
	December 31
	1995	1994
Mutual Funds:
Frank Russell Investment Company:
Equity I Fund
(88,361 and 61,616 shares)         	$ 2,676,048             1,424,352
Equity Q Fund
(82,131 and 59,527 shares)          	2,496,793               1,454,237
Fixed Income III Fund
(224,079 and 145,056 shares)       2,316,981              1,359,179
Investment Contract Fund
(338,456 and 244,479 shares)      	5,600,613               3,754,977
Unallocated Insurance Contracts:
New York Life Insurance
Company (9.5% yield)	                       -                     1,968,041
Common Stock:
Burr-Brown Corporation
(541,911 and 755,274 shares)	13,898,525               6,770,236
Common Trust Fund:
First Interstate Bank
Employee Benefit
Reserve Fund (4,123,331 and 78,118 shares)  4,123,331  78,118

The 1994 Burr-Brown Corporation common share amount of 755,274 has been restated to reflect a 3-for-2 stock split which occurred in May 1995.

4. Income Tax Status
The Internal Revenue Service has issued a determination letter dated April 13, 1988 that the Plan qualifies, in form, under
Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code) and the underlying trust is, therefore, exempt from federal income tax under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.
- -7-

5. Agreements and Transactions with Parties-In-Interest
The Plan maintains investments in BBC's common stock held in each applicable participant's Stock Bonus Account and Messrs.
Thomas R. Brown, Jr. and John L. Carter are trustees of such plan assets. First Interstate Bank of Arizona serves as trustee of the Plan for all plan assets except those held in the Stock Bonus Account.
Fund management fees are paid out of Plan assets, all other administrative fees are paid for by BBC.
- -8-

Burr-Brown Corporation Future Investment Trust
Schedule of Assets Held for Investment Purposes
December 31, 1995


Identity of Issuer	Description of Investment
Cost	Current Value
Mutual Funds:
Frank Russell Investment Company:
Equity I Fund	88,361 shares	$  2,529,743          $ 2,676,048
Equity II Fund	48,869 shares	1,379,000	1,411,339
Equity III Fund	25,810 shares	723,248	751,316
Equity Q Fund	82,131 shares	2,262,087	2,496,793
Fixed Income I Fund	 46,163 shares	990,696	996,665
Fixed Income II Fund 	8,144 shares	151,722	151,071
Fixed Income III Fund	 224,079 shares	2,280,290	2,316,981
International Fund	 44,020 shares	1,611,815	1,596,151
Emerging Markets Fund	 35,821 shares	427,971	399,767
Real Estate Securities Fund 28,553 shares	673,744	671,280
Investment Contract Fund 338,456 shares	5,137,673	5,600,613
=====================================================
                                                 18,167,989          19,068,024
Common Stock:
Burr-Brown Corporation *  541,911 shares	  4,260,648       13,898,525
Participant notes receivable:
Varying amounts and terms   various	703,961	703,961

Common Trust Fund:
First Interstate Bank * Employee Benefit Reserve Fund
                                        4,123,331 shares	 4,123,331	4,123,331
====================================================
                                              $27,255,929           $37,793,841

*	Party-in-interest

- -9-

Burr-Brown Corporation Future Investment Trust

Schedule of Reportable Transactions

Year Ended December 31, 1995




Identity of Party Involved            Description of Assets	Purchase Price
i)A single transaction involving
investments in excess of 5% of
current value of Plan assets at the
 beginning of the year:
New York  Life Insurance Company:
Guaranteed Investment Contract 9.5% matured on 6/30/95       $   -
Burr Brown Common Stock *	Sale of 51,592 shares          -
Burr Brown Common Stock *	Sales of 61,600 shares         -

iii)  A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of current value of total
Plan assets at the beginning of the year:
Frank Russell Investment Company:
Investment Contract Fund  50 purchases  of                            2,439,332
                                       145,350.411 shares

Burr Brown Common Stock * 26 sales of                               --
                                        168,723 shares



Identity of Party Involved  Selling Price  Expenses          Cost of Asset
                                                               Incurred with
                                                               Transaction

i)A single transaction involving investments in excess of 5% of the current value of Plan assets at the beginning of the year:
New York  Life Insurance Company:
Guaranteed Investment Contract	 $2,058,634      $ -   $2,058,634
Burr Brown Common Stock * 	1,573,556	-         257,960
Burr Brown Common Stock * 	2,103,640	-        308,000

iii)  A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of current value of total
Plan assets at the beginning of the year:
Frank Russell Investment Company:
Investment Contract Fund	 $ -                $ -                    2,439,332

Burr Brown Common Stock *	5,003,149	-	889,312




Identity of Party Involved	                Current Value
                                                        of Asset on
                                                   Transaction Date    Net Gain

i)A single transaction involving investment
 in excess of 5% of the current value of Plan
 assets at the beginning of the year:
New York  Life Insurance Company:
Guaranteed Investment Contract 	$2,058,634	$        -
Burr Brown Common Stock *	 1,573,556	1,315,596
Burr Brown Common Stock * 	2,103,640	1,795,640

iii)  A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of current value of total Plan assets at the beginning of the year:
Frank Russell Investment Company:
Investment Contract Fund            	2,439,332                  -

Burr Brown Common Stock *	  5,003,149	4,113,837

*Party-in-interest
There were no transactions under categories ii) or iv) in 1995.

- -10-